Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months ended September 30,
	2005	2004
	(in thousands)
Earnings:
Pretax income from continuing operations	$29,944	$27,302
Equity earnings from equity investee	(1,363)	(1,190)
Fixed Charges	18,234	13,995
Distributed income of equity investee	1,317	978
Capitalized interest	(555)	(252)
Total earnings	$47,577	$40,833
Fixed charges:
Interest expense	$17,679	$13,743
Capitalized interest	555	252
Total fixed charges	$18,234	$13,995
Ratio of earnings to fixed charges	2.61	2.92